File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2007
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F  ☑          Form 40-F  ☐.
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes  ☐          No  ☑.
     [ If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82:                     .]

Information of Q2’07 teleconference and web-cast	2~3

Announcement on July 30 — Material Information	4~5

Signatures	6

        FOR IMMEDIATE RELEASE
Contact:

Investor Contact: Douglas Sun Investor Relations, Macronix International Co., Ltd. +886 35 78 6688 Ext.: 76632 Douglassun@mxic.com.tw	Investor Relations (US): Delia Cannan, Director Taylor Rafferty +1 212 889 4350 Macronix@Taylor-Rafferty.com

Investor Relations (HK) David Dambro, Director Taylor Rafferty +852 3196 3712 Macronix@Taylor-Rafferty.com
MACRONIX INTERNATIONAL CO., LTD. SCHEDULES
2007 SECOND QUARTER EARNINGS RELEASE ON TUESDAY, JULY 31, 2007
Earnings teleconference and web-cast to be held on July 31, 2007 at 8:00 am (Eastern) / 8:00 pm (Taipei)
TAIPEI, TAIWAN — July 30, 2007 — Macronix International Co., Ltd., today announced that it will release un-audited financial results for the second quarter ended June 30, 2007 before the US market opens on Tuesday, July 31, 2007.
The earnings release will be available on the investor relations page of the Company’s website at www.macronix.com.
Following the earnings announcement, Macronix management will host a conference call at 5:00 am (Pacific) / 8:00 am (Eastern) / 8:00 pm (Taipei) on Tuesday, July 31, 2007 to discuss its 2007 second quarter financial results and recent business activity. To access the live teleconference, please dial the phone numbers listed below for each country respectively:

US Toll Free US Toll Taiwan Toll Free HK Toll Singapore Toll Japan Toll UK Toll Password	+1.888.680.0860 +1.617.213.4852 +008.011.484.20 +852.3002.1672 +65.6823.2164 +81.3.3570.8282 +44.207.365.8426 38480333
Pre-registration is available at https://www.theconferencingservice.com/prereg/key.process?key=P87VFPRAK. A replay of the conference call will be available through 8:00 PM (Eastern), Tuesday, August 7, 2007 by dialing +1-888-286-8010 (US toll free) or +1-617-801-6888 (International), and entering the following pass-code 19190836. A web-cast replay of the conference call will be available on the investor relations page of Macronix’s website at www.macronix.com.
About Macronix International Co., Ltd.
Founded in 1989, Macronix International Co., Ltd. (TSE: 2337.TT, NASDAQ: MXIC) is a leading provider of innovative Non-Volatile Memory (NVM) solutions. Macronix is the largest worldwide manufacturer of ROM products, who also provides wide range of NOR Flash products across various densities for system embedded, consumer, and enterprise applications. For more information, please visit our website at www.macronix.com.

Macronix Appoints C.Y. Lu President
 Date of events:2007/07/30
Contents:
1.	Date of the board of directors resolution:2007/07/30
2.	Name and resume of the replaced chairman or president: Miin Chyou Wu, the Chairman and President of Macronix International Co., Ltd.
3.	Name and resume of the new chairman or president: C.Y. Lu, the director and Senior Vice President of Macronix International Co., Ltd.
4.	Reason for the change: Duty Change
5.	Effective date of the new appointment:2007/07/30
6.	Any other matters that need to be specified: None

Board resolved to de-list and deregister the Company’s ADR
Date of events:2007/07/30
Contents:
1.	Date of occurrence of the event:2007/07/30
2.	Company name: Macronix International Co., LTD.
3.	Relationship to the Company (please enter “head office” or “affiliate company”):Head office
4.	Reciprocal shareholding ratios: N/A
5.	Cause of occurrence: None
6.	Countermeasures:None
7.	Any other matters that need to be specified:
Board resolved to de-list and deregister the Company’s ADR. The chairman of the Board is authorized to handle all matters relating to the ADR delisting and deregistration process.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.
MACRONIX INTERNATIONAL CO., LTD.

Date: July 31, 2007	By:	/s/ Paul Yeh
		Name:	Paul Yeh
Title: Associate Vice President of Finance Center